Exhibit 99(a)(5)

AUDIOCODES NOTIFIES HOLDERS OF
2.00% SENIOR CONVERTIBLE NOTES DUE 2024 OF PUT OPTION

        Lod, Israel – October 8, 2009 – AudioCodes Ltd. (NasdaqGS: AUDC), a leading provider of Voice over IP (VoIP) technologies and Voice Network products, is notifying holders of its 2.00% Senior Convertible Notes due 2024 (CUSIP Nos. 050732AB2 and 050732AA4) (the “Notes”) that they have an option, pursuant to the terms of the Notes, to require AudioCodes to purchase, promptly after November 9, 2009, all or a portion of such holders’ Notes (the “Put Option”) at a cash price equal to 100% of the aggregate principal amount of the Notes, together with any accrued and unpaid interest up to but not including November 9, 2009.

        The opportunity to exercise the Put Option will commence on October 9, 2009, and will terminate at 5:00 p.m., New York City time, on November 9, 2009. In order to exercise the applicable Put Option, a holder must follow the procedures set forth in the applicable notice delivered to holders. Holders may withdraw any previously tendered Notes pursuant to the terms of the Put Option at any time prior to 5:00 p.m., New York City time, on November 9, 2009.

        This press release is for informational purposes only and is not an offer to purchase, or the solicitation of an offer to purchase, the Notes.

About AudioCodes

AudioCodes Ltd. (NasdaqGS: AUDC) designs, develops and sells advanced Voice over IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology leader focused on VoIP communications, applications and networking elements, and its products are deployed globally in Broadband, Mobile, Cable, and Enterprise networks. The company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Gateways, Residential Gateways, IP Phones, Media Servers, Session Border Controllers (SBC), Security Gateways and Value Added Applications. AudioCodes underlying technology, VoIPerfectHD (TM), relies primarily on AudioCodes leadership in DSP, voice coding and voice processing technologies. AudioCodes High Definition (HD) VoIP technologies and products provide enhanced intelligibility, and a better end user communication experience in emerging Voice networks. For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes’ business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes’ industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products’ demand; the impact of competitive products and pricing on AudioCodes’ and its customers’ products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; possible disruptions from acquisitions; the integration of acquired companies’ products and operations into AudioCodes’ business; and other factors detailed in AudioCodes’ filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2009 AudioCodes Ltd. All rights reserved. AudioCodes, AC, AudioCoded, Ardito, CTI2, CTI(2), CTI Squared, HD VoIP, InTouch, IPmedia, Mediant, MediaPack, NetCoder, Netrake, Nuera, Open Solutions Network, OSN, Stretto, TrunkPack, VoicePacketizer, VoIPerfect, VoIPerfectHD, What’s Inside Matters, Your Gateway To VoIP and 3GX are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners.